Exhibit 99.1

Höegh LNG Partners LP Reports Financial Results for the Quarter Ended September 30, 2019

HAMILTON, Bermuda, November 21, 2019 /PRNewswire/ — Höegh LNG Partners LP (NYSE: HMLP) (the “Partnership”) today reported its financial results for the quarter ended September 30, 2019.

Highlights

•	Reported total time charter revenues of $37.0 million for the third quarter of 2019 compared to $37.3 million of time charter revenues for the third quarter of 2018
•	Generated operating income of $23.4 million, net income of $13.7 million and limited partners' interest in net income of $10.2 million for the third quarter of 2019 compared to operating income of $28.7 million, net income of $19.9 million and limited partners' interest in net income of $16.6 million for the third quarter of 2018
•	Operating income, net income and limited partners’ interest in net income were impacted by unrealized losses on derivative instruments for the third quarter of 2019 compared with unrealized gains on derivative instruments for the third quarter of 2018 mainly on the Partnership's share of equity in earnings (losses) of joint ventures
•	Excluding the impact of the unrealized gains (losses) on derivative instruments for the third quarter of 2019 and 2018 impacting the equity in earnings (losses) of joint ventures, operating income for the three months ended September 30, 2019 would have been $25.6 million, an increase of $0.1 million from $25.5 million for the three months ended September 30, 2018
•	Generated Segment EBITDA[1] of $36.4 million for each of the third quarter of 2019 and 2018
•	On November 14, 2019, paid a $0.44 per unit distribution on the common units with respect to the third quarter of 2019, equivalent to $1.76 per unit on an annualized basis
•	On November 15, 2019, paid a $0.546875 per unit distribution on the Series A preferred units for the period commencing on August 15, 2019 to November 14, 2019, equivalent to $2.1875 per unit on an annualized basis

Steffen Føreid, Chief Executive Officer and Chief Financial Officer stated: "Höegh LNG Partners’ assets all performed according to contract and at 100% availability in the quarter, underpinning the partnership’s well-supported distribution. Driven by environmental and cost arguments, demand for FSRU services continues to be strong, enabling importing countries to access global LNG markets in a cost effective and quick manner. With an established platform of long-term contracts, Höegh LNG Partners is well positioned to maintain its leadership position in the FSRU sector as growth opportunities crystalize."

1 Segment EBITDA is a non-GAAP financial measure used by investors to measure financial and operating performance. Please see Appendix A for a reconciliation of Segment EBITDA to net income, the most directly comparable GAAP financial measure.

Financial Results Overview

Effective January 1, 2019, the Partnership adopted the new accounting standard, Leases, which did not change the timing or amount of revenue recognized for the Partnership.

The Partnership reported net income of $13.7 million for the three months ended September 30, 2019, a decrease of $6.2 million from net income of $19.9 million for the three months ended September 30, 2018. The net income for the three months ended September 30, 2019 and 2018 was significantly impacted by unrealized gains and losses on derivative instruments mainly on the Partnership’s share of equity in earnings of joint ventures.

Excluding the impact of all of the unrealized gains and losses on derivative instruments, net income for the three months ended September 30, 2019 would have been $15.9 million, a decrease of $0.3 million from $16.2 million for the three months ended September 30, 2018. Excluding the impact of the unrealized gains (losses) on derivatives, the decrease for the three months ended September 30, 2019 is primarily due to slightly lower time charter revenue and higher vessel operating expenses due to increased maintenance procedures, which were largely offset by higher underlying results from equity in earnings of joint ventures. These items were also the main drivers for the lower limited partners’ interest in net income for the three months ended September 30, 2019 compared with the three months ended September 30, 2018.

Preferred unitholders’ interest in net income was $3.5 million for the three months ended September 30, 2019, an increase of $0.2 million from $3.3 million due to additional preferred units issued as part of the at-the-market offering program (“ATM program”). Limited partners’ interest in net income for the three months ended September 30, 2019 was $10.2 million, a decrease of $6.4 million from limited partners’ interest in net income of $16.6 million for the three months ended September 30, 2018. Excluding all of the unrealized gains and losses on derivative instruments, limited partners’ interest in net income for the three months ended September 30, 2019 would have been $12.5 million, a decrease of $0.4 million from $12.9 million for the three months ended September 30, 2018.

The PGN FSRU Lampung, the Höegh Gallant and the Höegh Grace were on-hire for the entire third quarter of 2019. During the three months ended September 30, 2018, the Höegh Grace incurred one day of off-hire.

Equity in earnings of joint ventures was $0.6 million for the three months ended September 30, 2019, a decrease of $4.0 million from equity in earnings of joint ventures of $4.6 million for the three months ended September 30, 2018. The joint ventures own the Neptune and the Cape Ann. Unrealized gains and losses on derivative instruments in the joint ventures significantly impacted the equity in earnings (losses) of joint ventures for the three months ended September 30, 2019 and 2018. The joint ventures do not apply hedge accounting for interest rate swaps and all changes in fair value are included in equity in earnings (losses) of joint ventures. Excluding the unrealized gains and losses for the three months ended September 30, 2019 and 2018, the equity in earnings of joint ventures would have been $2.8 million for the three months ended September 30, 2019, an increase of $1.4 million compared to equity in earnings of $1.4 million for the three months ended September 30, 2018. Excluding the unrealized gains (losses) on derivative instruments, the increase was mainly due to higher time charter revenues related to the reimbursement of maintenance and project costs and a reduction in vessel operating expenses related to maintenance for the three months ended September 30, 2019 compared to the three months ended September 30, 2018.

Operating income for the three months ended September 30, 2019 was $23.4 million, a decrease of $5.3 million from $28.7 million for the three months ended September 30, 2018. Excluding the impact of the unrealized gains and losses on derivative instruments for the three months ended September 30, 2019 and 2018 impacting the equity in earnings (losses) of joint ventures, operating income for the three months ended September 30, 2019 would have been $25.6 million, an increase of $0.1 million from $25.5 million for the three months ended September 30, 2018. Segment EBITDA1 was $36.4 million for each of the three months ended September 30, 2019 and 2018.

Financing and Liquidity

As of September 30, 2019, we had cash and cash equivalents of $32.2 million. Current restricted cash for operating obligations of the PGN FSRU Lampung was $8.0 million and long-term restricted cash required under the Lampung facility was $12.7 million as of September 30, 2019. As of November 21, 2019, the Partnership had undrawn balances of $76.2 million and $14.7 million on the $85 million revolving credit facility and $63 million revolving credit facility, respectively.

During the third quarter of 2019, the Partnership made quarterly repayments of $4.8 million on the Lampung facility and $6.4 million on the $385 million facility. In addition, the Partnership drew $48.3 million on the $63 million revolving credit facility and repaid $34.0 million on the $85 million revolving credit facility.

The Partnership’s book value and outstanding principal of total long-term debt was $476.3 million and $486.1 million, respectively, as of September 30, 2019, including the Lampung and the $385 million facilities (including the associated $63 million revolving credit facility) and the $85 million revolving credit facility. As of September 30, 2019, the Partnership’s total current liabilities exceeded total current assets by $4.7 million. This is partly a result of the current portion of long-term debt of $44.7 million being classified as current while restricted cash of $12.7 million associated with the Lampung facility is classified as long-term. The current portion of long-term debt reflects principal payments for the next twelve months which will be funded, for the most part, by future cash flows from operations. The Partnership does not intend to maintain a cash balance to fund the next twelve months' net liabilities.

The Partnership believes its cash flows from operations will be sufficient to meet its debt amortization and working capital needs for operations. In addition, the Partnership requires liquidity to pay distributions to its unitholders. The undrawn balances on the $85 million revolving credit facility to Höegh LNG Holdings Ltd. (“Höegh LNG”) and the $63 million revolving credit facility provide sources of liquidity reserves to supplement funding of its distributions and other general liquidity needs. In addition, liquidity can also be supplemented, from time to time, by net proceeds of the ATM program, depending on the market conditions. The Partnership believes its current resources, including the undrawn balances under the $85 million revolving credit facility and the $63 million revolving credit facility, are sufficient to meet the Partnership’s working capital requirements for its business for the next twelve months.

As of September 30, 2019, the Partnership did not have material commitments for capital expenditures for its current business. However, the Partnership's Indonesian subsidiary has a potential property tax exposure under a pending examination by the Indonesian tax authorities. The exposure for the five year period is estimated to be approximately $4 million in aggregate. Should the property tax be assessed for the period from 2015-2019, the property tax and penalties would be required to be paid pending an appeal process. The Partnership expects that the payment would be funded from cash flows from operations and may impact the non-GAAP measure, distributable cash flow. For the joint ventures, the Neptune had an on-the water survey during the third quarter of 2019. Additional expenses and capital expenditures will be incurred in the fourth quarter of 2019 for the deliveries of certain equipment and t spare parts to replace those used in the drydock. The majority of these expenditures are expected to be compensated by the charterer. The joint ventures have a probable liability for a boil-off claim under the time charters. The Partnership’s 50% share of the accrual was approximately $11.9 million as of September 30, 2019. The joint ventures will continue to monitor this issue and adjust accruals, as might be required, based upon additional information and further developments. The claim may be resolved through negotiation or arbitration. After the partial determination of the arbitration, the parties have initiated discussions with the objective of reaching a negotiated solution. To the extent that excess boil-off claims result in a settlement, the Partnership would be indemnified by Höegh LNG for its share of the cash impact of any settlement. However, other concessions, if any, would not be expected to be indemnified.

As of September 30, 2019, the Partnership had outstanding interest rate swap agreements for a total notional amount of $374.7 million to hedge against the interest rate risks of its long-term debt under the Lampung and the $385 million facilities. The Partnership applies hedge accounting for derivative instruments related to those facilities. The Partnership receives interest based on three month US dollar LIBOR and pays a fixed rate of 2.8% for the Lampung facility. The Partnership receives interest based on the three month US dollar LIBOR and pays a fixed rate of an average of approximately 2.8% for the $385 million facility. The carrying value of the liability for derivative instruments was a net liability of $18.5 million as of September 30, 2019. The Partnership adopted the revised guidance for Derivatives and Hedging, Targeted Improvements to Accounting for Hedging Activities on January 1, 2019 on a prospective basis. Amortization amounts reclassified or recorded to earnings for the Partnership’s interest rate swaps for the three months ended September 30, 2019 are presented as a component of interest expense compared with the presentation in previous periods in the gain (loss) on derivatives instruments line item in the consolidated statements of income.

The Partnership’s share of the joint ventures is accounted for using the equity method. As a result, the Partnership’s share of the joint ventures’ cash, restricted cash, outstanding debt, interest rate swaps and other balance sheet items are reflected net on the line "accumulated losses in joint ventures" on the consolidated balance sheet and are not included in the balance sheet figures disclosed above.

On August 12, 2019, the Partnership drew $48.3 million on the $63 million revolving credit facility under the $385 million facility. On August 13, 2019, the Partnership repaid $34.0 million on the $85 million revolving credit facility.

On August 14, 2019, the Partnership paid a quarterly cash distribution of $15.0 million, or $0.44 per common and subordinated unit, with respect to the second quarter of 2019.

On August 15, 2019, the Partnership paid a cash distribution of $3.4 million, or $0.546875 per Series A preferred unit, for the period commencing on May 15, 2019 to August 14, 2019.

On November 14, 2019, the Partnership paid a quarterly cash distribution of $15.0 million, or $0.44 per common unit, with respect to the third quarter of 2019.

On November 15, 2019, the Partnership paid a cash distribution of $3.6 million, or $0.546875 per Series A preferred unit, for the period commencing on August 15, 2019 to November 14, 2019.

Outlook

A subsidiary of the Partnership, as the owner of the Höegh Gallant, has a lease and maintenance agreement with EgyptCo until April 2020. To date, the Partnership has not entered a new contract for the Höegh Gallant from April 2020. Pursuant to an option agreement, the Partnership has the right to cause Höegh LNG to charter the Höegh Gallant from the expiration or termination of the EgyptCo charter until July 2025, at a rate equal to 90% of the rate payable pursuant to the current charter with EgyptCo, plus any incremental taxes or operating expenses as a result of the new charter. Höegh LNG’s ability to make payments to the Partnership with respect to an exercise of the option by the Partnership may be affected by events beyond either of the control of Höegh LNG or the Partnership, including opportunities to obtain new employment for the vessel, prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate, Höegh LNG’s ability to meet its obligations to the Partnership may be impaired. If Höegh LNG is unable to meet its obligations to the Partnership for the option, the Partnership’s financial condition, results of operations and ability to make cash distributions to unitholders could be materially adversely affected.

A Joint Development Agreement ("JDA") was signed by Höegh LNG, our charterer; Sociedad Portuaria El Cayao S.A. E.S.P. ("SPEC"), and Calamari LNG S.A. E.S.P. and Avenir LNG Limited, a related part of Höegh LNG. Under the JDA, the parties will explore providing additional LNG services to be offered by SPEC from its Colombia´s LNG Import Terminal in Cartagena, Colombia. The additional services which are planned to be provided directly from the Höegh Grace, include gas up or cool down services for LNG cargos on conventional LNG carriers and reloading of small LNG cargoes for onward distribution throughout Latin America and the Caribbean. The JDA would require an amendment to the time charter contract with SPEC for the Höegh Grace to provide for the additional service offering. There is expected to be additional compensation for certain of the services of a marginal nature with no material impact to the results of operations.

Pursuant to the omnibus agreement that the Partnership entered into with Höegh LNG at the time of the initial public offering, Höegh LNG is obligated to offer to the Partnership any floating storage and regasification unit (“FSRU”) or LNG carrier operating under a charter of five or more years.

Höegh LNG is actively pursuing the following projects that are subject to a number of conditions, outside its control, impacting the timing and the ability of such projects to go forward. The Partnership may have the opportunity in the future to acquire the FSRUs listed below, when operating under a charter of five years or more, if one of the following projects is fulfilled:

•	On December 21, 2018, Höegh LNG announced that it had entered a contract with AGL Shipping Pty Ltd. (“AGL”), a subsidiary of AGL Energy Ltd., to provide an FSRU to service AGL’s proposed import facility in Victoria, Australia. The contract is for a period of 10 years and is subject to AGL’s final investment decision by the board of directors of AGL Energy Ltd. for the project and obtaining necessary regulatory and environmental approvals.

•	Höegh LNG has also won exclusivity to provide an FSRU for potential projects for Australian Industrial Energy (“AIE”) at Port Kembla, Australia and for another company in the Asian market. Both projects are dependent on a variety of regulatory approvals or permits as well as final investment decisions.

Höegh LNG has four operating FSRUs, the Höegh Giant (HHI Hull No. 2552), delivered from the shipyard on April 27, 2017, the Höegh Esperanza (HHI Hull No. 2865), delivered from the shipyard on April 5, 2018, Höegh Gannet (HHI Hull No. 2909), delivered from the shipyard on December 6, 2018, and the Höegh Galleon (SHI Hull No. 2220), delivered from the shipyard on August 27, 2019. The Höegh Giant is operating on a three-year contract that commenced on February 7, 2018 with Gas Natural SGD, SA (“Gas Natural Fenosa”). The Höegh Esperanza is operating on a three-year contract that commenced on June 7, 2018 with CNOOC Gas & Power Trading and Marketing Ltd. (“CNOOC”) which has an option for a one-year extension. The Höegh Gannet serves on a 15 month LNGC contract with Naturgy. The Höegh Galleon operates on an interim LNGC contract with Cheniere Marketing International LLP (“Cheniere”) that commenced in September 2019.

Pursuant to the terms of the omnibus agreement, the Partnership will have the right to purchase the Höegh Giant, the Höegh Esperanza, the Höegh Gannet and the Höegh Galleon following acceptance by the respective charterer of the related FSRU under a contract of five years or more, subject to reaching an agreement with Höegh LNG regarding the purchase price.

There can be no assurance that the Partnership will acquire any vessels from Höegh LNG or of the terms upon which any such acquisition may be made.

Presentation of Third Quarter 2019 Results

A presentation will be held today, Thursday, November 21, 2019, at 8:30 A.M. (EST) to discuss financial results for the third quarter of 2019. The results and presentation material will be available for download at http://www.hoeghlngpartners.com.

The presentation will be immediately followed by a Q&A session. Participants will be able to join this presentation using the following details:

a. Webcast

https://www.webcaster4.com/Webcast/Page/942/32318

b. Teleconference

International call:	+1-412-542-4123
US Toll Free call:	+1-855-239-1375
Canada Toll Free call:	+1-855-669-9657

Participants should ask to be joined into the Höegh LNG Partners LP call.

There will be a Q&A session after the presentation. Information on how to ask questions will be given at the beginning of the Q&A session.

For those unable to participate in the conference call, a replay will be available from one hour after the end of the conference call until November 28, 2019.

The replay dial-in numbers are as follows:

International call:	+1-412-317-0088
US Toll Free call:	+1-877-344-7529
Canada Toll Free call:	+1-855-669-9658
Replay passcode:	10136914

Financial Results on Form 6-K

The Partnership has filed a Form 6-K with the SEC with detailed information on the Partnership’s results of operations for the three and nine months ended September 30, 2019, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and unaudited condensed interim consolidated financial statements. The Form 6-K can be viewed on the SEC’s website: http://www.sec.gov and at HMLP’s website: http://www.hoeghlngpartners.com

FORWARD-LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and the Partnership’s operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe,” “anticipate,” “expect,” “estimate,” “future,” “project,” “will be,” “will continue,” “will likely result,” “plan,” “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the Partnership’s control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to:

•	market conditions and trends for floating storage and regasification units (“FSRUs”) and liquefied natural gas (“LNG”) carriers, including hire rates, vessel valuations, technological advancements, market preferences and factors affecting supply and demand of LNG, LNG carriers, and FSRUs;

•	the Partnership’s distribution policy and ability to make cash distributions on the Partnership’s units or any increases in the quarterly distributions on the Partnership’s common units;

•	restrictions in the Partnership’s debt agreements and pursuant to local laws on the Partnership’s joint ventures’ and subsidiaries’ ability to make distributions;

•	the Partnership’s ability to settle or resolve the boil-off claim for the joint ventures, including the estimated amount thereof;

•	the ability of Höegh LNG to meet its financial obligations to the Partnership, including its guarantee, option and indemnification obligations, including in relation to the boil-off claim;

•	the Partnership’s ability to compete successfully for future chartering opportunities;

•	demand in the FSRU sector or the LNG shipping sector, including demand for the Partnership’s vessels;

•	the Partnership’s ability to purchase additional vessels from Höegh LNG in the future;

•	the Partnership’s ability to integrate and realize the anticipated benefits from acquisitions;

•	the Partnership’s anticipated growth strategies: including the acquisition of vessels;

•	the Partnership’s anticipated receipt of dividends and repayment of indebtedness from subsidiaries and joint ventures;

•	effects of volatility in global prices for crude oil and natural gas;

•	the effect of the worldwide economic environment;

•	turmoil in the global financial markets;

•	fluctuations in currencies and interest rates;

•	general market conditions, including fluctuations in hire rates and vessel values;

•	changes in the Partnership’s operating expenses, including drydocking, on-water class surveys, insurance costs and bunker costs;

•	the Partnership’s ability to comply with financing agreements and the expected effect of restrictions and covenants in such agreements;

•	the financial condition, liquidity and creditworthiness of the Partnership’s existing or future customers and their ability to satisfy their obligations under the Partnership’s contracts;

•	the Partnership’s ability to replace existing borrowings, make additional borrowings and to access public equity and debt capital markets;

•	planned capital expenditures and availability of capital resources to fund capital expenditures;

•	the exercise of purchase options by the Partnership’s customers;

•	the Partnership’s ability to perform under its contracts and maintain long-term relationships with its customers;

•	the Partnership’s ability to leverage Höegh LNG’s relationships and reputation in the shipping industry;

•	the Partnership’s continued ability to enter into long-term, fixed-rate charters and the hire rate thereof;

•	the operating performance of the Partnership’s vessels and any related claims by Total S.A. or other customers;

•	the Partnership’s ability to maximize the use of its vessels, including the redeployment or disposition of vessels no longer under long-term charters;

•	the Partnership’s ability to compete successfully for future chartering and newbuilding opportunities;

•	timely acceptance of the Partnership’s vessels by their charterers;

•	termination dates and extensions of charters;

•	the cost of, and the Partnership’s ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as standard regulations imposed by its charterers applicable to its business;

•	economic substance laws and regulations adopted or considered by various jurisdictions of formation or incorporation of the Partnership and certain of its subsidiaries;

•	availability and cost of skilled labor, vessel crews and management;

•	the number of offhire days and drydocking requirements, including the Partnership’s ability to complete scheduled drydocking on time and within budget;

•	the Partnership’s incremental general and administrative expenses as a publicly traded limited partnership and the Partnership’s fees and expenses payable under the Partnership’s ship management agreements, the technical information and services agreement and the administrative services agreements;

•	the anticipated taxation of the Partnership, its subsidiaries and affiliates and distributions to its unitholders;

•	estimated future maintenance and replacement capital expenditures;

•	the Partnership’s ability to retain key employees;

•	customers’ increasing emphasis on environmental and safety concerns;

•	potential liability from any pending or future litigation;

•	risks inherent in the operation of the Partnership’s vessels including potential disruption due to accidents, political events, piracy or acts by terrorists;

•	future sales of the Partnership’s common units, Series A preferred units and other securities in the public market;

•	the Partnership’s business strategy and other plans and objectives for future operations;

•	the Partnership’s ability to maintain effective internal control over financial reporting and effective disclosure controls and procedures; and

•	other factors listed from time to time in the reports and other documents that the Partnership files with the SEC, including the Partnership’s Annual Report on Form 20-F for the year ended December 31, 2018 and subsequent quarterly reports on Form 6-K.

All forward-looking statements included in this press release are made only as of the date of this press release. New factors emerge from time to time, and it is not possible for the Partnership to predict all of these factors. Further, the Partnership cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. The Partnership does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in its expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED INTERIM CONSOLIDATED

STATEMENTS OF INCOME

(in thousands of U.S. dollars, except per unit amounts)

	Three months ended		Nine months ended
	September 30,		September 30,
	2019	2018	2019	2018
REVENUES
Time charter revenues	$36,982	37,301	106,834	$107,695
Other revenue	—	3	64	1,103
Total revenues	36,982	37,304	106,898	108,798
OPERATING EXPENSES
Vessel operating expenses	(6,699)	(5,794)	(21,656)	(17,009)
Administrative expenses	(2,228)	(2,102)	(7,076)	(6,990)
Depreciation and amortization	(5,285)	(5,287)	(16,197)	(15,823)
Total operating expenses	(14,212)	(13,183)	(44,929)	(39,822)
Equity in earnings (losses) of joint ventures	621	4,551	(602)	19,031
Operating income (loss)	23,391	28,672	61,367	88,007
FINANCIAL INCOME (EXPENSE), NET
Interest income	189	179	685	540
Interest expense	(6,957)	(6,655)	(20,941)	(20,437)
Gain (loss) on debt extinguishment	—	—	1,030	—
Gain (loss) on derivative instruments	—	516	—	1,692
Other items, net	(854)	(780)	(2,660)	(2,266)
Total financial income (expense), net	(7,622)	(6,740)	(21,886)	(20,471)
Income (loss) before tax	15,769	21,932	39,481	67,536
Income tax expense	(2,065)	(2,050)	(5,486)	(6,025)
Net income (loss)	$13,704	19,882	33,995	$61,511
Preferred unitholders' interest in net income	3,482	3,288	10,224	8,951
Limited partners' interest in net income (loss)	$10,222	16,594	23,771	$52,560

Basic earnings per unit
Common unit public	$0.30	$0.49	$0.68	$1.56
Common unit Höegh LNG	$0.57	$0.51	$1.36	$1.63
Subordinated unit Höegh LNG	$—	$0.51	$0.52	$1.63

Diluted earnings per unit
Common unit public	$0.29	$0.49	$0.68	$1.55
Common unit Höegh LNG	$0.57	$0.51	$1.36	$1.63
Subordinated unit Höegh LNG	$—	$0.51	$0.52	$1.63

HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED INTERIM CONSOLIDATED

BALANCE SHEETS

(in thousands of U.S. dollars)

	As of
	September 30,	December 31,
	2019	2018
ASSETS
Current assets
Cash and cash equivalents	$32,206	$26,326
Restricted cash	8,022	6,003
Trade receivables	4,486	1,228
Amounts due from affiliates	4,302	4,328
Inventory	463	646
Current portion of net investment in direct financing lease	4,452	4,168
Derivative instruments	—	1,199
Prepaid expenses and other receivables	2,005	2,967
Total current assets	55,936	46,865
Long-term assets
Restricted cash	12,740	13,125
Vessels, net of accumulated depreciation	645,685	658,311
Other equipment	349	445
Intangibles and goodwill	18,024	20,739
Advances to joint ventures	3,755	3,536
Net investment in direct financing lease	275,529	278,905
Long-term deferred tax asset	187	174
Other long-term assets	935	940
Total long-term assets	957,204	976,175
Total assets	$1,013,140	$1,023,040

HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED INTERIM CONSOLIDATED

BALANCE SHEETS

(in thousands of U.S. dollars)

	As of
	September 30,	December 31,
	2019	2018
LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	$44,660	$45,458
Trade payables	580	529
Amounts due to owners and affiliates	2,834	2,301
Value added and withholding tax liability	1,464	1,175
Derivative instruments	2,600	259
Accrued liabilities and other payables	8,539	7,458
Total current liabilities	60,677	57,180
Long-term liabilities
Accumulated losses of joint ventures	3,410	2,808
Long-term debt	422,851	390,087
Revolving credit facility due to owners and affiliates	8,792	39,292
Derivative instruments	15,936	2,438
Long-term tax liability	2,170	1,725
Long-term deferred tax liability	11,623	8,974
Other long-term liabilities	119	99
Total long-term liabilities	464,901	445,423
Total liabilities	525,578	502,603
EQUITY
8.75% Series A Preferred Units (6,234,192 units and 6,129,070 units as of September 30, 2019 and December 31, 2018)	154,094	151,259
Common units public (18,009,041 units and 17,944,701 units as of September 30, 2019 and December 31, 2018)	315,130	325,250
Common units Höegh LNG (15,257,498 and 2,101,438 units as of September 30, 2019 and December 31, 2018)	39,671	6,844
Subordinated units (zero and 13,156,060 units as of September 30, 2019 and December 31, 2018)	—	42,421
Accumulated other comprehensive income (loss)	(21,333)	(5,337)
Total partners' capital	487,562	520,437
Total equity	487,562	520,437
Total liabilities and equity	$1,013,140	$1,023,040

HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED INTERIM CONSOLIDATED

STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Three months ended September 30,
	2019	2018
OPERATING ACTIVITIES
Net income (loss)	$13,704	$19,882
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	5,285	5,287
Equity in losses (earnings) of joint ventures	(621)	(4,551)
Changes in accrued interest income on advances to joint ventures	(76)	(69)
Amortization of deferred debt issuance cost and fair value of debt assumed	631	175
Amortization in revenue for above market contract	916	916
Expenditure for drydocking	(284)	—
Changes in accrued interest expense	54	13
Receipts from repayment of principal on direct financing lease	1,053	—
Unrealized foreign exchange losses (gains)	55	119
Unrealized loss (gain) on derivative instruments	14	(516)
Non-cash revenue: tax paid directly by charterer	(214)	(204)
Non-cash income tax expense: tax paid directly by charterer	214	204
Deferred tax expense and provision for tax uncertainty	932	1,333
Issuance of units for Board of Directors' fees	39	40
Other adjustments	167	113
Changes in working capital:
Trade receivables	(3)	(31)
Inventory	(2)	8
Prepaid expenses and other receivables	(753)	967
Trade payables	87	(92)
Amounts due to owners and affiliates	(2,678)	1,783
Value added and withholding tax liability	1,002	1,100
Accrued liabilities and other payables	(91)	(1,071)
Net cash provided by (used in) operating activities	$19,431	$25,406

INVESTING ACTIVITIES
Expenditure for vessel and other equipment	(129)	—
Receipts from repayment of principal on direct financing lease	—	965
Net cash provided by (used in) investing activities	$(129)	$965

HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED INTERIM CONSOLIDATED

STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Three months ended September 30,
	2019	2018
FINANCING ACTIVITIES
Proceeds from long-term debt	$48,300	$—
Repayment of long-term debt	(11,165)	(11,365)
Repayment of revolving credit facility due to owners and affiliates	(34,000)	(6,000)
Repayment of customer loan for funding of value added liability on import	(438)	(1,240)
Net proceeds from issuance of common units	—	1,617
Net proceeds from issuance of 8.75% Series A Preferred Units	1,403	14,369
Cash distributions to limited partners and preferred unitholders	(18,417)	(18,212)
Proceeds from indemnifications received from Höegh LNG	—	(1,056)
Net cash provided by (used in) financing activities	(14,317)	(21,887)

Increase (decrease) in cash, cash equivalents and restricted cash	4,985	4,484
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(52)	(40)
Cash, cash equivalents and restricted cash, beginning of period	48,035	40,342
Cash, cash equivalents and restricted cash, end of period	$52,968	$44,786

HÖEGH LNG PARTNERS LP

UNAUDITED SEGMENT INFORMATION FOR THE QUARTER ENDED SEPTEMBER 30, 2019 AND 2018

(in thousands of U.S. dollars)

Segment information

There are two operating segments. The segment profit measure is Segment EBITDA, which is defined as earnings before interest, taxes, depreciation, amortization, impairment and other financial items (gain (loss) on debt extinguishment, gain (loss) on derivative instruments and other items, net). Segment EBITDA is reconciled to operating income and net income in the segment presentation below. The two segments are “Majority held FSRUs” and “Joint venture FSRUs.” In addition, unallocated corporate costs, interest income from advances to joint ventures, and interest expense related to the outstanding balances on the $85 million revolving credit facility and the $385 million facility are included in “Other.”

For the three months ended September 30, 2019 and 2018, Majority held FSRUs includes the direct financing lease related to the PGN FSRU Lampung and the operating leases related to the Höegh Gallant and the Höegh Grace.

For the three months ended September 30, 2019 and 2018, Joint venture FSRUs includes two 50% owned FSRUs, the Neptune and the Cape Ann, that operate under long term time charters with one charterer.

The accounting policies applied to the segments are the same as those applied in the financial statements, except that i) Joint venture FSRUs is presented under the proportional consolidation method for the segment note to the Partnership’s financial statements and in the tables below, and under equity accounting for the consolidated financial statements and ii) internal interest income and interest expense between the Partnership’s subsidiaries that eliminate in consolidation are not included in the segment columns for the other financial income (expense), net line. Under the proportional consolidation method, 50% of the Joint venture FSRUs’ revenues, expenses and assets are reflected in the segment note. Management monitors the results of operations of joint ventures under the proportional consolidation method and not the equity method of accounting.

HÖEGH LNG PARTNERS LP

UNAUDITED SEGMENT INFORMATION FOR THE QUARTER ENDED SEPTEMBER 30, 2019

(in thousands of U.S. dollars)

	Three months ended September 30, 2019
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment			Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	Eliminations		reporting
Time charter revenues	$36,982	10,820	—	47,802	(10,820)	(1)	$36,982
Total revenues	36,982	10,820	—	47,802			36,982
Operating expenses	(7,490)	(2,478)	(1,437)	(11,405)	2,478	(1)	(8,927)
Equity in earnings (losses) of joint ventures	—	—	—	—	621	(1)	621
Segment EBITDA	29,492	8,342	(1,437)	36,397
Depreciation, amortization and impairment	(5,285)	(2,528)	—	(7,813)	2,528	(1)	(5,285)
Operating income (loss)	24,207	5,814	(1,437)	28,584			23,391
Gain (loss) on derivative instruments	—	(2,165)	—	(2,165)	2,165	(1)	—
Other financial income (expense), net	(2,837)	(3,028)	(4,785)	(10,650)	3,028	(1)	(7,622)
Income (loss) before tax	21,370	621	(6,222)	15,769	—		15,769
Income tax benefit (expense)	(2,065)	—	—	(2,065)	—		(2,065)
Net income (loss)	$19,305	621	(6,222)	13,704	—		$13,704
Preferred unitholders’ interest in net income	—	—	—	—	3,482	(2)	3,482
Limited partners' interest in net income (loss)	$19,305	621	(6,222)	13,704	(3,482)	(2)	$10,222

(1)	Eliminations reverse each of the income statement line items of the proportional amounts for Joint venture FSRUs and record the Partnership’s share of the Joint venture FSRUs net income (loss) to Equity in earnings (loss) of joint ventures.
(2)	Allocates the preferred unitholders’ interest in net income to the preferred unitholders.

HÖEGH LNG PARTNERS LP

UNAUDITED SEGMENT INFORMATION FOR THE QUARTER ENDED SEPTEMBER 30, 2018

(in thousands of U.S. dollars)

	Three months ended September 30, 2018
			Joint venture
	Majority		FSRUs		Total
	held		(proportional		Segment			Consolidated
(in thousands of U.S. dollars)	FSRUs		consolidation)	Other	reporting	Eliminations		reporting
Time charter revenues	$37,301		10,462	—	47,763	(10,462)	(1)	$37,301
Other revenue	3	(3)	—	—	3	—		3
Total revenues	37,304		10,462	—	47,766			37,304
Operating expenses	(6,512)		(3,426)	(1,384)	(11,322)	3,426	(1)	(7,896)
Equity in earnings (losses) of joint ventures	—		—	—	—	4,551	(1)	4,551
Segment EBITDA	30,792		7,036	(1,384)	36,444
Depreciation and amortization	(5,287)		(2,399)	—	(7,686)	2,399	(1)	(5,287)
Operating income (loss)	25,505		4,637	(1,384)	28,758			28,672
Gain (loss) on derivative instruments	516		3,151	—	3,667	(3,151)	(1)	516
Other financial income (expense), net	(6,650)		(3,237)	(606)	(10,493)	3,237	(1)	(7,256)
Income (loss) before tax	19,371		4,551	(1,990)	21,932	—		21,932
Income tax expense	(2,021)		—	(29)	(2,050)	—		(2,050)
Net income (loss)	$17,350		4,551	(2,019)	19,882	—		$19,882
Preferred unitholders’ interest in net income	—		—	—	—	3,288	(2)	3,288
Limited partners' interest in net income (loss)	$17,350		4,551	(2,019)	19,882	(3,288)	(2)	$16,594

(1)	Eliminations reverse each of the income statement line items of the proportional amounts for Joint venture FSRUs and record the Partnership’s share of the Joint venture FSRUs net income (loss) to Equity in earnings (loss) of joint ventures.
(2)	Allocates the preferred unitholders’ interest in net income to the preferred unitholders.
(3)	Other revenue consists of insurance proceeds received for claims related to repairs under the Mooring warranty.

HÖEGH LNG PARTNERS LP

UNAUDITED SCHEDULE OF FINANCIAL INCOME AND EXPENSE

(In thousands of U.S. dollars)

The following table includes the financial income (expense), net for the three months ended September 30, 2019 and 2018.

	Three months ended
	September 30,
(in thousands of U.S. dollars)	2019	2018
Interest income	$189	$179
Interest expense:
Interest expense	(6,240)	(6,480)
Commitment fees	(86)	—
Amortization of debt issuance cost and fair value of debt assumed	(631)	(175)
Total interest expense	(6,957)	(6,655)
Gain (loss) on derivative instruments	—	516
Other items, net:
Unrealized foreign exchange gain (loss)	(55)	(114)
Realized foreign exchange gain (loss)	(50)	16
Bank charges, fees and other	(110)	(37)
Withholding tax on interest expense and other	(639)	(645)
Total other items, net	(854)	(780)
Total financial income (expense), net	$(7,622)	$(6,740)

Appendix A: Segment EBITDA

Non-GAAP Financial Measures

Segment EBITDA. EBITDA is defined as earnings before interest, depreciation and amortization and taxes. Segment EBITDA is defined as earnings before interest, taxes, depreciation, amortization, impairment and other financial items. Other financial items consist of gain (loss) on debt extinguishment, gain (loss) on derivative instruments and other items, net (including foreign exchange gains and losses and withholding tax on interest expense). Segment EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as the Partnership’s lenders, to assess its financial and operating performance. The Partnership believes that Segment EBITDA assists its management and investors by increasing the comparability of its performance from period to period and against the performance of other companies in the industry that provide Segment EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, depreciation and amortization, taxes and other financial items, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Partnership believes that including Segment EBITDA as a financial and operating measure benefits investors in (a) selecting between investing in it and other investment alternatives and (b) monitoring its ongoing financial and operational strength in assessing whether to continue to hold common units. Segment EBITDA is a non-GAAP financial measure and should not be considered an alternative to net income, operating income or any other measure of financial performance presented in accordance with U.S. GAAP. Segment EBITDA excludes some, but not all, items that affect net income, and these measures may vary among other companies. Therefore, Segment EBITDA as presented below may not be comparable to similarly titled measures of other companies. The following tables reconcile Segment EBITDA for each of the segments and the Partnership as a whole to net income (loss), the comparable U.S. GAAP financial measure, for the periods presented:

	Three months ended September 30, 2019
(in thousands of U.S. dollars)	Majority held FSRUs	Joint venture FSRUs (proportional consolidation)	Other	Total Segment reporting	Eliminations (1)		Consolidated reporting
Reconciliation to net income (loss)
Net income (loss)	$19,305	621	(6,222)	13,704			$13,704	(2)
Interest income	(66)	(107)	(123)	(296)	107	(3)	(189)
Interest expense	2,105	3,133	4,852	10,090	(3,133)	(3)	6,957
Depreciation, amortization and impairment	5,285	2,528	—	7,813	(2,528)	(4)	5,285
Other financial items	798	2,167	56	3,021	(2,167)	(5)	854
Income tax (benefit) expense	2,065	—	—	2,065			2,065
Equity in earnings of JVs: Interest (income) expense, net	—	—	—	—	3,026	(3)	3,026
Equity in earnings of JVs: Depreciation, amortization and impairment	—	—	—	—	2,528	(4)	2,528
Equity in earnings of JVs: Other financial items	—	—	—	—	2,167	(5)	2,167
Segment EBITDA	$29,492	8,342	(1,437)	36,397			$36,397

	Three months ended September 30, 2018
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment	Eliminations		Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	(1)		reporting
Reconciliation to net income (loss)
Net income (loss)	$17,350	4,551	(2,019)	19,882			$19,882	(2)
Interest income	(75)	(71)	(104)	(250)	71	(3)	(179)
Interest expense	5,965	3,295	690	9,950	(3,295)	(3)	6,655
Depreciation and impairment	5,287	2,399	—	7,686	(2,399)	(4)	5,287
Other financial items	244	(3,138)	20	(2,874)	3,138	(5)	264
Income tax (benefit) expense	2,021	—	29	2,050			2,050
Equity in earnings of JVs: Interest (income) expense, net	—	—	—	—	3,224	(3)	3,224
Equity in earnings of JVs: Depreciation and amortization	—	—	—	—	2,399	(4)	2,399
Equity in earnings of JVs: Other financial items	—	—	—	—	(3,138)	(5)	(3,138)
Segment EBITDA	$30,792	7,036	(1,384)	36,444			$36,444

(1)	Eliminations reverse each of the income statement reconciling line items of the proportional amounts for Joint venture FSRUs that are reflected in the consolidated net income for the Partnership’s share of the Joint venture FSRUs net income (loss) on the Equity in earnings (loss) of joint ventures line item in the consolidated income statement. Separate adjustments from the consolidated net income to Segment EBITDA for the Partnership’s share of the Joint venture FSRUs are included in the reconciliation lines starting with “Equity in earnings of JVs.”
(2)	There is no adjustment between net income for Total Segment reporting and the Consolidated reporting because the net income under the proportional consolidation and equity method of accounting is the same.
(3)	Interest income and interest expense for the Joint venture FSRUs is eliminated from the Total Segment reporting to agree to the interest income and interest expense in the Consolidated reporting and reflected as a separate adjustment to the equity accounting on the line Equity in earnings of JVs: Interest (income) expense for the Consolidated reporting.
(4)	Depreciation, amortization and impairment for the Joint venture FSRUs is eliminated from the Total Segment reporting to agree to the depreciation, amortization and impairment in the Consolidated reporting and reflected as a separate adjustment to the equity accounting on the line Equity in earnings of JVs: Depreciation, amortization and impairment for the Consolidated reporting.
(5)	Other financial items for the Joint venture FSRUs is eliminated from the Segment reporting to agree to the Other financial items in the Consolidated reporting and reflected as a separate adjustment to the equity accounting on the line Equity in earnings of JVs: Other financial items for the Consolidated reporting.

Appendix B: Distributable Cash Flow

Distributable cash flow represents Segment EBITDA adjusted for cash collections on principal payments on the direct financing lease, amortization in revenues for above market contracts less non-cash revenue: tax paid directly by charterer, amortization of deferred revenues for the joint ventures, interest income, interest expense less amortization of debt issuance cost, amortization and gain on cash flow hedges included in interest expense and proceeds from settlement of derivatives, other items (net), unrealized foreign exchange losses (gains), current income tax benefit (expense), net of uncertain tax position less non-cash income tax: tax paid directly by charterer, and other adjustments such as indemnification paid or to be paid by Höegh LNG for legal expenses related to the boil-off claim, non-budgeted expenses or losses, or prior period indemnifications refunded to, or to be refunded to, Höegh LNG for amounts recovered from insurance or the charterer, distributions on the Series A preferred units and estimated maintenance and replacement capital expenditures. Cash collections on the direct financing lease investment with respect to the PGN FSRU Lampung consist of the difference between the payments under time charter and the revenues recognized as a financing lease (representing the payment of the principal recorded as a receivable). Amortization in revenues for above market contracts consist of the non-cash amortization of the intangible for the above market time charter contract related to the acquisitions of the Höegh Gallant and Höegh Grace. Amortization of deferred revenues for the joint ventures accounted for under the equity method consist of non-cash amortization to revenues of charterer payments for modifications and drydocking to the vessels. Non-cash revenue: tax paid directly by charterer and non-cash income tax: tax paid directly by charterer consists of certain taxes paid by the charterer directly to the Colombian tax authorities on behalf of the Partnership’s subsidiaries which is recorded as a component of time charter revenues and current income tax expenses. Estimated maintenance and replacement capital expenditures, including estimated expenditures for drydocking, represent capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, the Partnership’s capital assets.

Distributable cash flow is presented starting with Segment EBITDA taken from the total segment reporting using the proportional consolidation method for the Partnership’s 50% interests in the joint ventures as shown in Appendix A. Therefore, the adjustments to Segment EBITDA include the Partnership’s share of the joint venture’s adjustments. The Partnership believes distributable cash flow is an important liquidity measure used by management and investors in publicly traded partnerships to compare cash generating performance of the Partnership’ cash generating assets from period to period by adjusting for cash and non-cash items that could potentially have a disparate effect between periods, and to compare the cash generating performance for specific periods to the cash distributions (if any) that are expected to be paid to limited partners. The Partnership also believes distributable cash flow benefits investors in comparing its cash generating performance to other companies that account for time charters as operating leases rather than financial leases, or that do not have non-cash amortization of intangibles or deferred revenue. Distributable cash flow is a non-GAAP liquidity measure and should not be considered as an alternative to net cash provided by operating activities, or any other measure of the Partnership’s liquidity or cash flows calculated in accordance with GAAP. Distributable cash flow excludes some, but not all, items that affect net cash provided by operating activities and the measures may vary among companies. For example, distributable cash flow does not reflect changes in working capital balances. Distributable cash flow also includes some items that do not affect net cash provided by operating activities. Therefore, distributable cash flow may not be comparable to similarly titled measures of other companies. Distributable cash flow is not the same measure as available cash or operating surplus, both of which are defined by the Partnership’s partnership agreement. The first table below reconciles distributable cash flow to Segment EBITDA, which is reconciled to net income, the most directly comparable GAAP measure for Segment EBITDA, in Appendix A. Refer to Appendix A for the definition of Segment EBITDA. The second table below reconciles distributable cash flow to net cash provided by operating activities, the most directly comparable GAAP measure for liquidity.

(in thousands of U.S. dollars)	Three months ended September 30, 2019
Segment EBITDA	$36,397
Cash collection/Principal payment on direct financing lease	1,053
Amortization in revenues for above market contracts	916
Non-cash revenue: Tax paid directly by charterer	(214)
Equity in earnings of JVs: Amortization of deferred revenue	(634)
Interest income (1)	296
Interest expense (1)	(10,090)
Amortization of debt issuance cost	673
Amortization and gain on cash flow hedges included in interest expense	14
Other items, net (1)	(856)
Unrealized foreign exchange losses (gains)	55
Current income tax benefit (expense), net of uncertain tax position	(1,135)
Non-cash income tax: Tax paid directly by charterer	214
Other adjustments:
Distributions relating to Series A preferred units (2)	(3,482)
Estimated maintenance and replacement capital expenditures	(5,175)
Distributable cash flow	$18,032

(1)	The Partnership’s interest in the joint ventures’ interest income, interest expense and amortization of debt issuance cost is $107, $3,133 and $42, respectively
(2)	Represents distributions payable on the Series A preferred units related to the three months ended September 30, 2019

Reconciliation of distributable cash flows to net cash provided by (used in) operating activities

(in thousands of U.S. dollars)	Three months ended September 30, 2019
Distributable cash flow	$18,032
Estimated maintenance and replacement capital expenditures	5,175
Distributions relating to Series A preferred units (2)	3,482
Equity in earnings of JVs: Amortization of deferred revenue	634
Equity in earnings of JVs: Amortization of debt issuance cost	(42)
Equity in earnings of JVs: Depreciation, amortization and impairment	(2,528)
Equity in earnings of JVs: Gain (loss) on derivative instruments	(2,165)
Equity in losses (earnings) of joint ventures	(621)
Expenditure for drydocking	(284)
Changes in accrued interest expense and interest income	(22)
Other adjustments	208
Changes in working capital	(2,438)
Net cash provided by (used in) operating activities	$19,431

Media contact:

Steffen Føreid

Chief Executive Officer and Chief Financial Officer

+47 975 57 406

www.hoeghlngpartners.com